August 21, 2007

Mail Stop 4563

By U.S. Mail and facsimile to (404) 230-5387

James M. Wells III
Chief Executive Officer
SunTrust Banks Inc.
303 Peachtree Street, N.E.
Atlanta, GA 30308

      Re: SunTrust Banks Inc.
              Definitive 14A
              Filed March 2, 2007
              File No. 01-8918

Dear Mr. Wells:

We have limited our review of your definitive proxy statement to your executive compensation and other disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Director Compensation, page 8

1. Revise this section to include the grant date fair value of the stock grants and identify the total aggregate number of stock awards held by the directors. Please refer to the Instructions to Item 402(k)(2)(iii) and (iv) of Regulation S-K.

2. Revise your disclosure to include the amounts paid to Mr. Garrott for consulting and other services in Director Compensation table, as the table should report all compensation that he received. Revise the table to include all amounts paid to Mr. Garrott by SunTrust.

Corporate Governance, page 9

3. It appears that SunTrust uses standards for director independence that supplement the listing standards of the New York Stock Exchange. Revise this section to discuss any requirements beyond the listing standards and disclose whether the standards are included on SunTrust's website or identify the proxy statement where the standards were included as an appendix. Please refer to Item 407(a)(2) of Regulation S-K.

Compensation Discussion and Analysis

Competitive Positioning, page 14

4. You disclose that the Compensation Committee considers market competitiveness in making compensation determinations for the named executive officers. Your disclosure also indicates that the Committee considers competitiveness with both the banking industry as a whole and with the peer group. Revise your disclosure to clarify how the Committee uses the industry data and clarify how you define the industry for purposes of these market comparisons. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

Executive Compensation Program Overview, page 15

5. Revise your Compensation Discussion and Analysis to provide a quantitative discussion of the terms of the necessary targets or performance objectives to be achieved in order for your executive officers in order to earn their incentive compensation for 2006 or 2007. The revised disclosure should discuss the specific items of company performance, such as those relating to earnings per share, return on average shareholders' equity, and other operational and strategic objectives and how your incentive awards are specifically structured around such performance goals. Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v). To the extent that you determined that it was appropriate to omit specific targets, because the disclosure

of the targets would cause competitive harm to SunTrust, provide the staff with your confidentiality analysis supplementally. Furthermore, if you determine that any targets are confidential, provide disclosure regarding the level of difficulty associated with achieving performance goals. Please refer to Instruction 4 to Item 402(b) of Regulation S-K.   In discussing how difficult it would be for the executive reach performance targets or how likely it would be for the registrant to achieve the target levels, provide as much detail as necessary without providing information that poses a reasonable risk of competitive harm.

6. Revise your discussion of the threshold, target and maximum award amounts under both the MIP and long-term incentive awards to clarify how the plan or the Committee determines awards that fall in between the established performance targets. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vi) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 37

7. Disclose why the company structured the change in control agreements as it has. For example, please discuss the extent to which the terms were the result of negotiations or were the result of an evaluation of similar benefits provided by peer companies. Please refer to Item 402(j) and Item 402(b)(1)(v) of Regulation S-K.

Transactions with Related Persons, Promoters and Certain Control Persons, page 56

8. Revise your representations regarding loans that officers and directors have with SunTrust's banking subsidiaries, to clarify that the loans were on the same terms, including interest rates as those prevailing for other persons not related to the lender, or provide the information required by Item 404(a). Please refer to Instruction 4(c) (ii) to Item 404(a) of Regulation S-K.

Closing Comment

Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3419 with any questions.

Sincerely,

Christian N. Windsor
Special Counsel